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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

20012961

\NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **WILLOW COVE INVESTMENT GROUP, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7561 COUNTY ROAD M
(No. and Street)

WINNECONNE	**WI**	**54986**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL LOSSE **858-404-0677**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

SEC Mail Processing
MAR 17 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **MICHAEL LOSSE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **WILLOW COVE INVESTMENT GROUP, INC.**, as of **DECEMBER 31, 2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

exp. 2-17-24

DAWN K. NORTHWAY
NOTARY PUBLIC
STATE OF WISCONSIN

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Willow Cove Investment Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Willow Cove Investment Group, Inc. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Willow Cove Investment Group, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Willow Cove Investment Group, Inc.'s management. Our responsibility is to express an opinion on Willow Cove Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Willow Cove Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III (see page numbers 11, 12 & 13) have been subjected to audit procedures performed in conjunction with the audit of Willow Cove Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of Willow Cove Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Willow Cove Investment Group, Inc.'s auditor since 2018.

Maitland, Florida

March 10, 2020

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Financial Condition
December 31, 2019

ASSETS

Current assets:		
Cash	$	4,174
Receivable from clearing organization & mutual funds		4,663
Deposit with clearing organization		15,044
Employee Advance		10,752
Prepaid expenses and other assets		56
Total current assets		34,689
Property and equipment, net (Note 2)		295
Total assets	$	34,984

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses		12,592
Noncurrent laibilities		-
Accounts payable and accrued expenses	$	12,592
Common stock, no par value; 25,000 shares authorized; 1,000 shares issued and outstanding		100
Additional paid-in capital		468,362
Accumulated deficit		(446,070)
Total stockholders' equity		22,392
Total liabilities and stockholders' equity	$	34,984

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Operations
For the year ended December 31, 2019

Revenues:		
Commissions	$	34,474
Investment Banking		55,500
Consulting Income		-
Interest Income		61
Net realized gain (loss) on securities		-
Net unrealized gain (loss) on securities		-
Total revenues		90,035
Operating Expenses:		
Commissions		51,755
Clearing charges		3,223
Professional fees		6,773
Regulatory		3,319
Compensation and related		10,100
Communications		2,156
Rent		1,800
Office expense		2,970
Other		290
Total operating expenses		82,386
Total operating income		7,649
Other expense		-
Goodwill impairment		
Income before provision for income taxes		7,649
Provision for income taxes (Note 2)		-
Net gain	$	7,649

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Stockholders' Equity
For the year ended December 31, 2019

	Common stock								
	Shares outstanding		Amount		Additional paid-in capital		Accumulated deficit		Total
Balance, December 31, 2018	1,000	$	100	$	468,362	$	(453,701)	$	14,761
Capital contributions	-		-		-		-		-
Distributions to Parent	-		-		-		-		-
Net Gain	-		-		-		7,641		7,641
Balance, December 31, 2019	1,000	$	100	$	468,362	$	(446,060)	$	22,402

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Cash Flows
For the year ended December 31, 2019

Cash flows from operating activities		
Net Gain (loss)	$	7,649
Adjustments to reconcile net loss to net cash used by operating activities:		
Realized (gain) loss on marketable securities, net		-
Unrealized (gain) loss on marketable securities, net		-
Employee Advance		(6,650)
Decrease (increase) in assets		
Deposit with clearing organization		(34)
Receivable from clearing organization & mutual funds		(3,848)
Prepaid expenses and other assets		168
Deposits		-
(Decrease) increase in liabilities		(7,071)
Accounts payable and accrued expenses		
Net cash flows used by operating activities		(9,786)
Cash flows from financing activities		
Capital contributions		-
Net cash flows provided by financing activities		-
Net increase (decrease) in cash		(9,786)
Cash at beginning of year		13,960
Cash at end of year	$	4,174

1. ORGANIZATION

Willow Cove Investment Group, Inc. (the "Company") is a registered broker dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the following business activities: (1) retailing corporate equity securities over-the-counter, (2) retailing corporate debt securities, (3) underwriter or seller group participant (corporate securities other than mutual funds) on best effort basis only, (4) mutual fund retailer via subscription applications, (5) private placement of securities. (6) merger and acquisition services, (7) advisory services for memorandum and document development, (8) syndication advisory services and (9) corporate finance due diligence. All securities transactions for the accounts of its customers are cleared through another broker-dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less.

Revenue Recognition.

Revenues from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in

which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2019, there were no advances to the Company.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions and fees are reported net of clearing costs.

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the assets which ranges between 3 to 7 years.

Income Taxes.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses of benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2019, the Company has approximately $181,856 of net operating loss (NOL) carry-forward for federal income tax purposes. The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severally of completely limited. There are no deferred tax assets or liabilities at December 31, 2019.

State income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between financial and

income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company recognizes and measures its unrecognizable tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2019:

Furniture and equipment	$9,845
Total Property and Equipment	$9,845
Less Accumulated Depreciation	(9,549)
Net Book Value	$ 296

4. SECURITIES OWNED

Securities owned are bought and held principally for the purpose of selling them in the near term and, are classified as trading securities. Trading securities are carried at fair value based on quoted market prices, with the change in fair value during the period included in earnings. December 31, 2019 consisted of no marketable equity securities.

5. COMMITMENTS AND CONTINGINCIES

The Company has no commitments or contingencies at year end December 31, 2019.

6. OFF BALANCE SHEET CREDIT RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2019, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). At December 31, 2019, the Company had a net capital of $10,301.00 that was $5,301.00 in excess of the net capital of $5,000.00. The Company's percentage of aggregate indebtedness to net capital at December 31, 2019 was 1.227 to 1.

7. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS:

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”) using the modified retrospective method of adoption. ASC606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2019 or net income for the preceding year-end.

8. RELATED PARTY TRANSACTIONS

The Company leases space from a related party under an agreement at the rate of $150.00 per month that expires October 31, 2020

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 14, 2019, the date on which the financial statements were issued

SUPPLEMENTAL INFORMATION

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2019

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 22,402
Deductions:		
Non-allowable assets:		
Aged Receivable	$ 914	
Employee Advance	10,802	
Prepaid expenses	56	
Property and equipment, net (Note 2)	295	
		12,067
Tentative net capital		10,335
Haircuts on securities		
Options and securities	$ -	
Undue concentration	-	
		-
Net capital		$ 10,335
Total aggregate indebtedness		$ 12,686
Minimum net capital required		$ 5,000
Net capital surplus		$ 5,335
Ratio of aggregate indebtness to net capital		1.227 to 1

There are no material differences between the above computation of net capital and the Company's corresponding unaudited Part IIA of FORM X-17A-5 as of December 31, 2019

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2019

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2019

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE
INVESTMENT GROUP, INC.

WILLOW COVE INVESTMENT GROUP, INC.
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED December 31, 2019

Willow Cove Investment Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5. To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exemption.

I, Michael Losse affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Michael Losse, President

7561 County Road M, Winneconne WI. 54986 *(858)404-0677

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Willow Cove Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Willow Cove Investment Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Willow Cove Investment Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Willow Cove Investment Group, Inc. stated that Willow Cove Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Willow Cove Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Willow Cove Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 10, 2020